MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2015

May 6, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2015 and 2014, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2014. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2015 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for, and availability of, funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are based on assumptions, projections, estimates or expectations of management at the time to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
REOLYSIN Development Update For 2015

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of six randomized Phase II clinical trials (our "Randomized Program") and nine other investigative clinical trials for a total of 15 clinical trials. During the first quarter of 2015, we completed enrollment in our Phase II colorectal cancer study which is part of our Randomized Program, received orphan drug designations for four orphan indications from the US Food and Drug Administration ("FDA") and received orphan drug status from the European Medicines Agency ("EMA") for ovarian cancer.

Randomized Phase II Clinical Program

We are progressing through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival along with an analysis of overall survival as a secondary endpoint comparing the control and test arms within each trial. As well, each randomized clinical trial includes other multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsor our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute sponsor our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN that will include which cancer indications should be pursued in a Phase III setting, if progression fee survival is a reasonable proxy for overall survival and which predictive biomarkers should be used for screening patients.

Randomized Program - Completion of Enrollment

During the first quarter of 2015, we completed enrollment in our randomized Phase II study of REOLYSIN in patients with advanced or metastatic colorectal cancer sponsored and conducted by the NCIC. This study is an open-label, randomized, non-blinded, phase II clinical study of REOLYSIN as first-line palliative treatment for patients with advanced or metastatic colorectal cancer. A total of 103 patients were enrolled after completion of a six-patient safety run in. Patients were randomized to receive either FOLFOX-6 and bevacizumab alone (control arm) or FOLFOX-6 and bevacizumab plus REOLYSIN (test arm). Patients in both arms received standard doses of FOLFOX-6 and bevacizumab on a bi-weekly basis. Patients in the test arm also received intravenous REOLYSIN at a dose of 3x1010TCID50 on days one through five of the first, second, fourth, sixth and eighth 14-day cycles, and alternate cycles thereafter.

The primary objective of the trial is to evaluate the effect of REOLYSIN in combination with standard FOLFOX-6 and bevacizumab therapy on the progression-free survival of patients with advanced or metastatic colorectal cancer. The secondary objectives are to determine the tolerability and toxicity of the therapeutic combination; to investigate additional potential measures of efficacy, including change in CEA levels, objective response rate and overall survival; to explore potential molecular factors predictive of response, including KRAS status, by assessment of archival tumour tissue; and to assess quality of life, as measured by the EORTC QLQC30. Although enrollment is complete, patient follow up continues until disease progression and overall survival is determined.

Other Third Party Clinical Trials

In addition to sponsoring our Randomized Program, third party sponsored clinical trials ("Third Party Trials") have become a significant part of our overall clinical program. Third Party Trials have allowed us to expand our clinical program to include randomized and non-randomized clinical trials in additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the US National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer

Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Orphan Designation Applications

We submitted applications for Orphan Designation to the FDA and EMA for REOLYSIN for the treatment of pancreatic and ovarian cancers. In the US, Orphan Drug Designation provides the sponsor certain benefits and incentives, including a period of marketing exclusivity if regulatory approval is ultimately received for the designated indication, potential tax credits for certain activities, eligibility for orphan drug grants, and the waiver of certain administrative fees. In the EU, Orphan Drug Status allows for access to a number of incentives including protocol assistance, market exclusivity for a ten-year period following approval and potential fee reductions. The receipt of Orphan Drug Designation status does not change the regulatory requirements or process for obtaining marketing approval in either jurisdiction. During the first quarter of 2015, we applied to the FDA for a fifth Orphan Drug Designation for high grade gliomas in pediatric patients.

Orphan Drug Designations

During the first quarter of 2015, the FDA granted us Orphan Drug Designation for pancreatic and divided our ovarian cancer application into multiple indications granting Orphan Drug Designation for ovarian, fallopian tube, and primary peritoneal cancers separately. As well in the first quarter of 2015, the EMA granted us Orphan Drug Status for ovarian cancer.

Clinical Trial - Biomarker Studies and Immune Checkpoint Inhibitor Data

Immune Checkpoint Inhibitor Data
During the first quarter of 2015, we made a presentation titled "REOLYSIN® and Immune Checkpoint Inhibitors: Rationale for Combination Therapy" at the 2015 Immune Checkpoint Inhibitors held in Boston, MA. The presentation included clinical data from our single arm clinical studies in patients with primary glioblastomas or brain metastases and advanced pancreatic cancer, as well as preclinical data and included:

1.
that REOLYSIN induced the up-regulation of PD-1 and PD-L1 in target tissues in patients with primary glioblastomas or brain metastases, and that this up-regulation is strongly associated with productive reoviral infection;

2.	the combination of REOLYSIN and gemcitabine induced PD-L1 expression in tumour samples from pancreatic cancer patients; and

3.
the combination of REOLYSIN, GM-CSF, anti-PD-1 and anti-CTLA-4 improved survival in immune competent mice versus REOLYSIN and GM-CSF alone and REOLYSIN and GM-CSF plus either one of the checkpoint inhibitors alone.

We believe the discovery that PD-1 and PD-L1 are up-regulated or increased in tumours in patients treated with REOLYSIN, combined with our animal model data findings to this point, may indicate that REOLYSIN is a potentiator for the entire anti-PD-1/PD-L1 drug class. We intend to immediately incorporate these findings into our clinical program.

Biomarker Studies
During the first quarter of 2015, we continued to advance our biomarker research program. Our four randomized Phase II clinical studies sponsored by the NCIC include full biomarker examinations. As well, we have added additional biomarker studies including a retrospective examination of our NCI sponsored randomized Phase II pancreatic cancer. Our objective with these biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications.

Manufacturing and Process Development

During the first quarter of 2015, we filled and labeled sufficient product from our existing supply of REOLYSIN in order to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the first quarter of 2015, we had been issued over 400 patents including 58 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

US Share Purchase Agreement
During the first quarter of 2015, we issued 2,885,081 common shares under our 2014 share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$1,557,720.

"At the Market" Equity Distribution Agreement
During the first quarter of 2015, we issued 13,310,798 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$11,620,723.

Financial Impact

We estimated at the beginning of 2015 that our cash requirements to fund our operations would be approximately $16.0 million. Our cash usage for the first quarter of 2015 was $2,747,189 from operating activities and $11,940 for the acquisition of property and equipment. Our net loss for the period was $3,551,838.

Cash Resources

We exited the first quarter of 2015 with cash and short-term investments totaling $30,639,000 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2015

Our planned development activity for REOLYSIN in 2015 is made up of clinical, manufacturing, and intellectual property programs. Our 2015 clinical program includes the anticipated release of clinical data from our randomized NCIC Phase II colorectal clinical trial and our randomized US Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC. We also expect to use our clinical data to assist in the determination of our regulatory path and the next steps for our clinical program.

Our 2015 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2015. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2015 will be approximately $16 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Recent Development - Subsequent to the First Quarter of 2015

Orphan Drug Designations
Subsequent to the end of the first quarter of 2015, the FDA granted our Orphan Drug Designation application for malignant gliomas and the EMA granted our application for Orphan Drug status for pancreatic cancer. As well, we applied for and received from the FDA, Orphan Drug Designation for gastric cancer.

Clinical Data Presentation
On April 15, 2015, we made a presentation titled "REOLYSIN® and Immune Therapy: Rationale for Combination Therapy" at the Royal Society of Medicine's Immuno-oncology: Using the Body's Own Weapons conference, held in London, UK. Our presentation included data from our single arm clinical study examining the use of REOLYSIN in combination with gemcitabine in patients with advanced pancreatic cancer, PD-1 and PD-L1 up regulation data from a single arm clinical study examining the use of REOLYSIN in patients with primary glioblastomas or brain metastases, as well as preclinical data.
The new clinical data showed:

1.	Clinical evidence that REOLYSIN treatment results in immunological changes to both the tumor cells and the tumor microenvironment that is conducive to novel immune targeting interventions; and

2.
Updated results from our single arm pancreatic study in which pancreatic cancer patients received combination therapy with REOLYSIN and gemcitabine demonstrated a median overall survival of 10.2 months, and one- and two-year survival rates of 45% and 24%, respectively.

Results of Operations

Net loss for the three month period ending March 31, 2015 was $3,551,838 compared to $5,485,451 for the three month period ending March 31, 2014.

Research and Development Expenses (“R&D”)

	2015 $	2014 $
Clinical trial expenses	539,167	1,294,272
Manufacturing and related process development expenses	588,591	830,769
Intellectual property expenditures	370,851	347,293
Research collaboration expenses	192,915	277,251
Other R&D expenses	957,267	989,021
Foreign exchange loss	(299,222)	231,958
Share based payments	75,970	207,770
Research and development expenses	2,425,539	4,178,334

Clinical Trial Program

	2015 $	2014 $
Direct patient expenses	539,167	1,294,272
Clinical trial expenses	539,167	1,294,272

Our clinical trial expenses for the first quarter of 2015 were $539,167 compared to $1,294,272 for the first quarter of 2014. During the first quarter of 2015, our clinical trial program activities declined as we continued to complete enrollment and close out fully enrolled clinical trials. During the first quarter of 2014, we incurred direct clinical trial expenses associated with our Randomized Program along with our other Third Party Trials. As well, during the first quarter of 2014, we incurred costs associated with the monitoring, collection and analysis of the clinical data from stage 1 of our Phase III head and neck trial and the re-treatment of patients enrolled in our other sponsored clinical trials.

We still expect our clinical trial expenses to continue to decrease in 2015 compared to 2014 until we select our regulatory path and define the next steps in our clinical program. Though we do not control the clinical operations of our Third Party Trials, we expect to continue to incur expenses associated with patient enrollment as well as related support costs. These expenses are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our regulatory path and the next steps for our clinical program. Finally, we expect to continue to incur patient enrollment costs for the two clinical trials that we are directly funding.

Manufacturing & Related Process Development (“M&P”)

	2015 $	2014 $
Product manufacturing expenses	397,080	545,226
Process development expenses	191,511	285,543
Manufacturing and related process development expenses	588,591	830,769

Our M&P expenses for the first quarter of 2015 were $588,591 compared to $830,769 for the first quarter of 2014. During the first quarters of 2015 and 2014, our product manufacturing costs mainly related to the fill and labeling of product to be used in our clinical trial program along with related shipping and storage activities.

Our process development expenses for the first quarter of 2015 were $191,511 compared to $285,543 for the first quarter of 2014. During the first quarters of 2015 and 2014, our process development activities focused on our validation master plan. These activities included optimization, validation and stability studies.

We still expect our M&P expenses for 2015 to increase compared to 2014. In 2015, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2015 $	2014 $
Intellectual property expenses	370,851	347,293

Our intellectual property expenses for the first quarter of 2015 were $370,851 compared to $347,293 for the first quarter of 2014. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first quarter of 2015, we had been issued over 400 patents including 58 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We still expect that our intellectual property expenses will remain consistent in 2015 compared to 2014.

Research Collaborations

	2015 $	2014 $
Research collaborations	192,915	277,251

Our research collaboration expenses for the first quarter of 2015 were $192,915 compared to $277,251 for the first quarter of 2014. Our research collaborations during the first quarters of 2015 and 2014 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2015 will remain consistent with 2014. We expect to complete our ongoing collaborative program carried over from 2014 and will continue to be selective in the types of new collaborations we enter into in 2015.

Other Research and Development Expenses

	2015 $	2014 $
R&D consulting fees	52,115	75,573
R&D salaries and benefits	775,240	798,947
Other R&D expenses	129,912	114,501
Other research and development expenses	957,267	989,021

Our Other Research and Development expenses for the first quarter of 2015 were $957,267 compared to $989,021 for the first quarter of 2014. During the first quarters of 2015 and 2014, our Other Research and Development activities focused on supporting our clinical trial program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

We still expect that our Other R&D expenses in 2015 will remain consistent compared to 2014.

Operating Expenses

	2015 $	2014 $
Public company related expenses	654,537	830,291
Office expenses	444,067	424,479
Amortization of property and equipment	45,130	39,657
Share based payments	39,000	96,827
Operating expenses	1,182,734	1,391,254

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first quarter of 2015, our public company related expenses were $654,537 compared to $830,291 for the first quarter of 2014. During the first quarters of 2015 and 2014, the activities associated with our public company expenses remained relatively consistent except there was a decrease in our professional fees in the first quarter of 2015.

Office expenses include compensation costs (excluding share based payments), office rent, travel, and other office related costs. During the first quarter of 2015, we incurred office expenses of $444,067 compared to $424,479 during the first quarter of 2014.
During the first quarters of 2015 and 2014, the activities associated with our office expenses remained relatively consistent.

During the first quarter of 2015, our non-cash share based payment expenses were $39,000 compared to $96,827 for the first quarter of 2014. We incurred stock based compensation associated with the vesting of previously granted stock options in the first quarters of 2015 and 2014.

We still expect our operating expenses in 2015 to remain consistent with 2014.

Commitments

As at March 31, 2015, we are committed to payments totaling approximately $3,910,000 during the remainder of 2015 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2015	2014				2013
	March	Dec.	Sept	June	March	Dec.	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	3,552	3.779	4,637	4,718	5,485	5,792	6,114	5,020
Basic and diluted loss per common share(2)	$0.04	$0.04	$0.05	$0.05	$0.06	$0.07	$0.07	$0.06
Total assets(3)	31,445	17,193	18,079	20,047	23,036	28,222	32,549	39,267
Total cash(1), (3)	30,639	16,185	17,045	18,912	22,188	27,222	31,474	38,155
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between March 2015 and April 2013 are quarterly stock based compensation expenses
(recovery) of $114,970, $109,902, $199,821, $366,005, $304,597, 233,028, (59,497), and $129,997, respectively.

(3)
We issued 16,195,879 common shares for net cash proceeds of $16.6 million in 2015 (2014 - 8,708,676 common shares for net cash proceeds of $9.0 million; 2013 - 8,093,533 common shares for net cash proceeds of $30.4 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2015 Financing Activities

US Share Purchase Agreement
During the first quarter of 2015, we issued 2,885,081 common shares under our 2014 share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$1,557,720.

"At the Market" Equity Distribution Agreement
During the first quarter of 2015, we issued 13,310,798 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$11,620,723.

2014 Financing Activities

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of US$1.0 million and makes available additional periodic investments of up to US$25.0 million over a 30-month term.
During the three month period ending March 31, 2014, we issued 700,962 common shares and 13,145 additional commitment fee common shares for proceeds of US$1,167,332.
Liquidity

As at March 31, 2015, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	March 31, 2015 $	December 31, 2014 $
Cash and cash equivalents	28,578,023	14,152,825
Short-term investments	2,060,977	2,031,685
Shareholders’ equity	27,170,430	13,819,193

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. During the first quarter of 2015, we were able to raise funds through our Share Purchase Agreement with LPC and our "At the Market" equity distribution agreement with Canaccord Genuity Inc. (our "Financing Arrangements").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on September 1, 2016.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. By utilizing our Base Shelf, we were able to enter into our Financing Arrangements.

The combination of our Financing Arrangements provide us with access, subject to the terms and conditions of each arrangement, to US$46 million of which we have raised approximately a total of US$22.2 million. We expect to continue to access our Financing Arrangements to help support our current clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2015 will be approximately $16 million. Despite the anticipated change in our cash requirements compared to 2014, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangements to fund our presently planned operations towards the end of 2016. Factors that will affect our anticipated cash usage in 2015 and 2016, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2015.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of March 31, 2015, we had $2.1 million invested under this policy, currently earning interest at an effective rate of 1.35%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at March 31, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2015 by approximately $159,705.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2015 by approximately $13,692. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2015 by approximately $17,352.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2015 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	17,782,951	75,447	14,829
Accounts payable	(725,366)	(42,479)	(17,249)
	17,057,585	32,968	(2,420)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8 of our interim financial statements.  Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 114,123,936 common shares outstanding at May 6, 2015. If all of our options (5,446,394) were exercised we would have 119,570,330 common shares outstanding.

Our 2014 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2015 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.